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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  Schedule 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 7)

                           Ophthalmic Imaging Systems
                           --------------------------
                                (Name of Issuer)

                           Common Stock, no par value
                           --------------------------
                         (Title of class of securities)

                                     683737
                                     ------
                                 (CUSIP Number)

         MediVision Medical Imaging Ltd.             Henry I. Rothman, Esq.
         P.O. Box 45, Industrial Park                Troutman Sanders LLP
         Yokneam Elit                                The Chrysler Building
         20692 Israel                                405 Lexington Avenue
         Attn: Noam Allon                            New York, NY 10174
         972-4-9894884

           (Persons Authorized to Receive Notices and Communications)

                                February 14, 2006
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ]

CUSIP No. 683737                        13D                  Page 2  of  4 Pages

--------------------------------------------------------------------------------
1.      Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).

        MediVision Medical Imaging Ltd.
--------------------------------------------------------------------------------
2.      Check the Appropriate Box if a Member of a Group (See Instructions)

        (a)    [ ]

        (b)    [ ]
--------------------------------------------------------------------------------
3.      SEC Use Only


--------------------------------------------------------------------------------
4.      Source of Funds:

        BK
--------------------------------------------------------------------------------
5.     Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
       2(d) or 2(e) [   ]


--------------------------------------------------------------------------------
6.     Citizenship or Place of Organization

       Israel
--------------------------------------------------------------------------------

Number of         7.      Sole Voting Power             9,420,851
Shares Bene-              ------------------------------------------------------
ficially Owned    8.      Shared Voting Power           -0-
By Each                   ------------------------------------------------------
Reporting         9.      Sole Dispositive Power        9,420,851
Person With               ------------------------------------------------------
                  10.     Shared Dispositive Power      -0-

--------------------------------------------------------------------------------
11.     Aggregate Amount Beneficially Owned by Each Reporting Person

        9,420,851
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

--------------------------------------------------------------------------------
13.     Percent of Class Represented by Amount in Row (11)

        58.6%
--------------------------------------------------------------------------------
14.     Type of Reporting Person (See Instructions)

        CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

AMENDMENT NO. 7 TO SCHEDULE 13D

         This filing constitutes Amendment No. 7 to the Statement on Schedule 13D (the "Schedule 13D") filed on behalf of MediVision Medical Imaging Ltd. ("MediVision") with respect to the shares of common stock no par value (the "Shares") of Ophthalmic Imaging Systems ("OIS").

         Except as to Item 5, no change has occurred with respect to the answer to any items of this Schedule 13D from information last reported in respect of such item.

ITEM 5.      INTEREST IN SECURITIES OF THE ISSUER.

         On February 14, 2006, MediVision sold 1,000,000 shares of common stock, no par value, at $1.80 per share to Wasatch Advisors, Inc. Prior to this sale, MediVision owned 10,420,851 Shares. Presently, MediVision owns 9,420,851 Shares or 58.6% of the issued and outstanding Shares.

                                    SIGNATURE

         After reasonable inquiry and to the best of our knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.

Dated:  February 15, 2006

                                            MEDIVISION MEDICAL IMAGING LTD.


                                            By: /s/ Noam Allon
                                                -------------------------------
                                                Name:  Noam Allon
                                                Title: President and CEO